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                            July 1, 2020

       Michael D. Pruitt
       Chief Executive Officer
       Amergent Hospitality Group, Inc
       7621 Little Avenue
       Suite 414
       Charlotte, NC

                                                        Re: Amergent
Hospitality Group, Inc
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed June 23, 2020
                                                            File No. 000-56160

       Dear Mr. Pruitt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Amendment No. 2 to Registration Statement on Form 10-12G, filed June 23, 2020

       Item 1. Business
       Overview, page 15

   1. We note your response to comment 5 and your amended disclosure on page 15, but the amended disclosure is
not fully responsive to our comment. Please amend your disclosure to describe the amount
of control you have in the daily operations of your franchisees, including the "certain
operational and certification requirements" required of your franchisees by the
franchise agreements.
   2. We note your response to comment 6 that "[t]here are no longer any arrangements whereby net income is
allocated 80%/20% after the investor   s recoupment of the initial
 Michael D. Pruitt
Amergent Hospitality Group, Inc
July 1, 2020
Page 2
      investment," and it appears that you have removed references to this arrangement from your description of business. Nevertheless, it appears that Note 17 on page F-58 still references these arrangements. For consistency, please remove the references to these arrangements from your filing, or tell us why you reference the same in the note.
Critical Accounting Policies
Goodwill and Intangible Assets, page 41

3. We note your disclosure that, given the impairment charge on Hooters in 2019 and "the substantial excess of book value of the Company's remaining reporting unit over its estimated fair value as of March 31, 2020, the Company does not anticipate further impairment of goodwill in the near-term." This disclosure appears inconsistent with the disclosure that "the assigned goodwill exceeded its book value by approximately
      $2,400,000," and the disclosure on page 42 that "the fair value of your remaining reporting unit with assigned goodwill was substantially in excess of its carrying value."
      Please revise to clarify.
       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael D. Pruitt
                                                            Division of
Corporation Finance
Comapany NameAmergent Hospitality Group, Inc
                                                            Office of Trade &
Services
July 1, 2020 Page 2
cc:       Ruba Qashu
FirstName LastName